SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

333 WEST WACKER DRIVE

CHICAGO, ILLINOIS 60606

TEL: (312) 407-0700

FAX: (312) 407-0411

April 6, 2009

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             American Equity Investment Life Holding Company
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-157846

Dear Mr. Riedler:

On behalf of American Equity Investment Life Holding Company, an Iowa corporation (the “Company”), enclosed please find four copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (the “Registration Statement”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Also enclosed are four copies of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on March 11, 2009. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated March 17, 2009 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Page numbers in the responses refer to pages of Amendment No. 1.

Where You Can Find More Information, page 36

1.                                      Please amend your filing to specifically incorporate by reference your Form 10-K for the year ended December 31, 2008.  In addition, please incorporate by reference all applicable periodic and current reports the company has filed since December 31, 2008.

In response to the Staff’s comment, the Company has revised page 37 of the Registration Statement to specifically incorporate by reference the Company’s Form 10-K for the year ended December 31, 2008 and the Company’s Form 8-K/A, filed January 2, 2009.  In addition, the Company has revised the following items to include disclosure for the year ended December 31, 2008: (1) the Ratio of Earnings to Fixed Charges on page 4; (2) the annual dividend information on page 15; and (3) the trust preferred securities summary on page 16.

2.                                      We note your registration statement incorporates by reference your Form 10-K for the year ended December 31, 2007.  As noted above, your Form 10-K for December 31, 2008 should also be incorporated by reference.  This filing does not contain the Part III information that is required by Form 10-K.  Please amend your Form S-3, amend your Form 10-K filing, or file your definitive proxy statement to include the required Part III information.  Your filing must be complete before we take final action on the registration statement.

The Company intends to file its definitive proxy statement before requesting acceleration of the effective date of the Registration Statement.

*              *              *              *

Please contact William R. Kunkel (312-407-0820), Shilpi Gupta (312-407-0738) or the undersigned (312-407-0966) should you require further information.

Very truly yours,

/s/ Jennifer J. Carlson

cc:	John L. Krug
Wendy L. Carlson (American Equity Investment Life Holding Company)
William R. Kunkel (Skadden, Arps, Slate, Meagher & Flom LLP)
Shilpi Gupta (Skadden, Arps, Slate, Meagher & Flom LLP)